August 16, 2007

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”)

December 31, 2006 Annual Report (File No. 811-08879)

Filed with the Securities and Exchange Commission on Form N-CSR

March 2, 2007 (Accession No. 0001193125-07-045550)

Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission”) transmitted orally on August 7, 2007 relating to the Trust’s December 31, 2006 annual report (the “Annual Report”), which was filed with the Commission on March 2, 2007.

For the staff’s convenience, its comments are restated below, followed by the Trust’s responses.

Comment 1.                                The staff notes that Oppenheimer Main Street Small Cap Fund (the “Fund”) changed its benchmark index from the Russell 2000 Value Index to the Russell 2000 Index .  In accordance with the requirements of Instruction 7 of Item 22(b)(7), the reason for such change in benchmark index should be clearly stated under “Management’s Discussion of Fund Performance.”

Response:                      The Trust acknowledges the staff’s comment.  The Trust notes that the accompanying footnote to the Fund’s total return charts on page 21 of the Annual Report states “[e]ffective with the change in subadviser to OppenheimerFunds, Inc. on January 9, 2006, the benchmark index was changed from the Russell 2000 Value Index to the Russell 2000 Index.”  The Trust will provide greater detail regarding the reason for any change in a benchmark index for any applicable subsequent shareholder report.

Comment 2.                                The staff notes the following relating to the Trustee and Officer chart on pages 97 and 98 of the Annual Report:

(1)           Form N-1A, Item 22(b)(6) requires the following disclosure to be included in all annual reports:  “A statement that the statement of additional information includes additional information about fund directors and is available, without charge, upon request, and a toll free (or collect) telephone number for shareholders to call to request the statement of additional information.”

(2)           The accompanying footnote to the asterisks in the Trustee and Officer chart is missing.

Response:                      Accepted.  The Trust acknowledges the staff’s comments and will include the requested disclosure in the Trust’s subsequent annual report.

*****

If you have any further questions or comments, please contact me at (617) 526-6685 or Christopher P. Harvey, Esq. at 617-526-6532, counsel to the Trust.

Best regards,

/s/ Elaine S. Kim

Elaine S. Kim

cc:	Tony Burak (SEC Accounting Staff – Insurance Products)

Rebecca Marquigny, Esq. (SEC Division of Investment Management – Insurance Products)

Maura A. Murphy, Esq.

James F. Alban

Susan J. Walsh

[Missing Graphic Reference]